February 6, 2007

Via U.S. Mail

Mr. Paolo Serra
Chief Financial Officer
Telecom Italia Media S.p.A.
Via Cristoforo Colombo 142
00147 Rome
Italy

> **RE:** **Telecom Italia Media S.p.A.**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 333-12334**

Dear Mr. Serra:

We have reviewed your supplemental response letter dated January 22, 2007 as well as your filing and have the following comment. As noted in our comment letter dated September 26, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note that you have classified the expense of Euro 282 million related to the acquisition and subsequent disposition of the 40% equity interest in Finanziaria Web within financial expenses, with footnote disclosure showing it classified as "Impairment losses on financial assets (equity investments and securities other than equity investments)". While IAS 32 defines a financial asset, it also specifically excludes from its scope interests in subsidiaries, associates and joint ventures that are accounted for in accordance with IAS 27, IAS 28 or IAS 31. The same scope exception also applies to IAS 39. Accordingly, we do not believe it is appropriate to categorize an impairment loss on the 40% equity interest in Finanziaria Web, an entity that you were consolidating pre and post disposition of the 40% interest, in the manner you have selected.

In future filings, given the significance of this particular item, as well as the unique nature of the transaction giving rise to the loss, it appears to us that it should be presented separately, either on the face of the income statement or in the notes. Refer to the guidance in IAS 1, paragraphs 86 and 87. In describing the line item upon which it is presented, it does not appear to us to be appropriately presented in financial expense for the reasons discussed above. We are not mandating how the line item is characterized, but we do believe the description selected should be representative of the nature of the loss. Note that if you elect to present a subtotal for operating income, we will not object if the Euro 282 million expense is classified outside of this subtotal.

In future filings, consider revising your disclosure to provide a fulsome summary of this transaction in one footnote.

While we note the disclosure in Note 1 under Disposals related to the acquisition by Telecom Italia in 2005 of Internet, and the disclosure in Note 20 under settlement with the De Agostini Group related to the subsequent acquisition by Vertico S.p.A, a wholly owned subsidiary of Telecom Italia, in future filings consider revising the disclosure provided in Transactions with Related Parties (Note 34) to clearly address all related party transactions, or, at a minimum, to refer a reader to where information compliant with the requirements of IAS 24 may be found elsewhere in the Form 20-F.

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Please respond to the comment within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director